UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 00202J203	13D/A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,436,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,436,506
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,436,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14	Type of Reporting Person PN

CUSIP NO. 00202J203	13D/A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,436,506
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,436,506
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,436,506
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14	Type of Reporting Person OO

CUSIP NO. 00202J203	13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 711,141
	8.	Shared Voting Power 60,844,834
	9.	Sole Dispositive Power 711,141
	10.	Shared Dispositive Power 60,844,834
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,555,975
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30.7%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 9 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011 and July 7, 2011 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of A.P. Pharma, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3, 5 and 6  of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

On May 7, 2012,  Tang Capital Partners, LP  exercised its right to purchase $2,400,000 principal amount of Senior Secured Convertible Notes due 2021 (the “Notes”), as amended pursuant to an Amendment to Senior Secured Convertible Notes due 2021 (the “Amendment”), for an aggregate purchase price of $2,400,000, with such purchase right being exercised pursuant to a Securities Purchase Agreement, dated as of April 24, 2011 (the “Purchase Agreement”), by and among the Issuer, Tang Capital Partners, LP, Baker Bros. Investments II, L.P., Baker Brothers Life Sciences, L.P., and 14159, L.P. (collectively, the “Purchasers”).

Since the date of the last amendment to this Schedule 13D/A, Kevin C. Tang was granted stock options to purchase an aggregate of 400,000 shares of the Issuer’s common stock at an exercise price of $0.26 per share on July 8, 2011.  The stock options are exercisable within 60 days of this Statement.

Since the date of the last amendment to this Schedule 13D/A, Tang Capital Partners, LP received $40,000, $18,600, $18,879, and $19,162 in principal amount of Notes on July 1, 2011, October 1, 2011, January 1, 2012 and April 1, 2012, respectively, in each case as interest paid in kind on the Notes held by Tang Capital Partners, LP.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Notes reported herein.

The descriptions of the Notes, the Amendment and the Purchase Agreement are qualified in their entirety by reference to the Exhibits on Amendments No. 7 and No. 8 to this Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	60,436,506 shares, representing 30.2% of the class
	Tang Capital Management, LLC	60,436,506 shares, representing 30.2% of the class
	Kevin C. Tang	61,555,975 shares, representing 30.7% of theclass

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 200,046,292 shares of Common Stock outstanding as of April 30, 2012, based on the Quarterly Report filed by the Issuer on Form 10-Q on May 10, 2012, file number 001-33221. The percentages used herein for Kevin C. Tang are based upon 200,446,292 shares of Common Stock outstanding as of April 30, 2012 (200,046,292 shares outstanding as of April 30,2012, as described in the foregoing sentence, plus an additional 400,000 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang).

Tang Capital Partners, LP is the beneficial owner of 60,436,506 shares of the Issuer’s Common Stock.

Tang Capital Partners, LP is the record owner of $3,696,641 principal amount of Notes, which may be converted into Common Stock at a conversion rate of 25,000 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below.

Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, or 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion.  Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice.  The foregoing limitation remains in effect with respect to such Notes and no shares are currently issuable upon conversion of such Notes. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such Notes for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 25,000,000 shares of Common Stock at an exercise price of $0.18 per share, subject to certain limitations discussed below (the “2016 Warrant”).

There is no right to exercise the aforementioned 2016 Warrant to the extent that after giving effect to such exercise the Tang Capital Partners, LP and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of common stock following such exercise (or such lower limit as may be designated by any particular purchaser). Tang Capital Partners, LP can amend or waive the foregoing limitation by written notice to the Company, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to such 2016 Warrant and no shares are currently issuable upon exercise of such 2016 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2016 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 1,221,590 shares of Common Stock at an exercise price of $0.88 per share, subject to certain limitations discussed below (the “2015 Warrant”).

The 2015 Warrant provides that in no event shall the 2015 Warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners, LP and its affiliates, would result in the beneficial ownership by Tang Capital Partners, LP and its affiliates of more than 9.999% of the outstanding Common Stock (“Limitation on Exercise”). The Limitation on Exercise remains in effect with respect to such 2015 Warrant and no shares are currently issuable upon exercise of such 2015 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2015 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 60,436,506 shares beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 61,555,975 shares of the Issuer’s Common Stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 95,891 shares owned directly by Kevin C. Tang,  400,000 shares issuable upon exercise of options held by Kevin C. Tang, 293,678 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and the 60,436,506 shares held by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang. The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Ste 510, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	711,141 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	60,436,506 shares
	Tang Capital Management, LLC	60,436,506 shares
	Kevin C. Tang	60,844,834 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	711,141 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	60,436,506 shares
Tang Capital Management, LLC	60,436,506 shares
Kevin C. Tang	60,844,834 shares

(c)           Other than the transactions described in Item 3, none of Reporting Persons have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 of this Amendment No. 9 is incorporated herein by reference.

   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

May 11, 2012

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang